Exhibit 1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED	CNPC (HONG KONG) LIMITED
(a joint stock company incorporated in the People’s Republic of China with limited liability)	(a company incorporated in Bermuda with limited liability)
(Stock Code: 857)	(Stock Code: 135)
JOINT ANNOUNCEMENT
CONNECTED TRANSACTION
Acquisition of a 51.89% indirect interest in CNPC (Hong Kong) Limited by PetroChina
Company Limited
DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES
Financial Adviser
to PetroChina Company Limited

SUMMARY OF IMPORTANT CONTENTS
•	The Acquisition
PetroChina convened a meeting of the board of Directors on each of 26 and 27 August 2008 to consider and approve the Acquisition by PetroChina of a 100% interest in Sun World which directly holds 2,513,917,342 CNPC (HK) Shares, representing approximately 51.89% of the issued share capital of CNPC (HK), from CNPC through its subsidiary HK Subsidiary, in consideration of the payment of HK$7,592,030,373 (approximately US$972,090,957).

CNPC (HK) is not a party to the Sale and Purchase Agreement but is issuing this joint announcement with PetroChina pursuant to Rule 13.09 of the Hong Kong Listing Rules, in order to ensure timely and equal disclosure to the shareholders of CNPC (HK) and public investors, of the Acquisition and the information referred to in the section headed “Possible Co-operation between PetroChina and CNPC (HK)”.

•	Listing Rules Implications
CNPC is the controlling shareholder of PetroChina and directly holds approximately 86.29% of the issued share capital of PetroChina as of the date of this announcement. CNPC directly holds 100% interest in HK Subsidiary.

Pursuant to Chapter 14A of the Hong Kong Listing Rules and pursuant to the Shanghai Listing Rules, CNPC and HK Subsidiary are connected persons of PetroChina and the Acquisition constitutes a connected transaction for PetroChina under both the Hong Kong Listing Rules and the Shanghai Listing Rules.

Under the Hong Kong Listing Rules, as all of the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5% for PetroChina, PetroChina is only subject to the reporting and announcement requirements, and is exempt from the independent shareholders’ approval requirement.

Under the Shanghai Listing Rules, as the consideration for the Acquisition is below 5% of the latest audited net assets of PetroChina, the Acquisition only needs to be approved by the board of Directors of PetroChina and does not need to be approved at a general meeting of shareholders.
•	Abstention from Voting by Connected Directors
A meeting of the board of Directors of PetroChina was held on each of 26 and 27 August 2008. 14 directors attended the board meeting, 3 of which attended through their authorized representatives. The Connected Directors, namely Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Li Xinhua, Mr. Liao Yongyuan and Mr. Wang Guoliang, abstained from voting at the board meeting. The directors who had the right to vote, including the independent non-executive directors, reviewed the proposed resolution and voted unanimously in favour of the resolution approving the Acquisition.
•	Reasons for and Benefits of the Acquisition and Possible Co-operation between PetroChina and CNPC (HK)
PetroChina has long been committed to achieving the strategic goals of establishing, standardising, and perfecting its corporate governance practices, and promoting the development of its core oil and gas business. After the Acquisition, PetroChina will become a controlling holding company of CNPC (HK), further reducing its potential competition with CNPC.
As the PRC’s largest enterprise in the production, transportation and sales of natural gas, PetroChina has long been committed to nurturing and developing the natural gas market in the PRC. After the Acquisition, PetroChina will explore with CNPC (HK) potential opportunities to jointly develop city gas, vehicle fuel gas and other natural gas businesses in end-user markets. By combining PetroChina’s advantage in the resources and supply of natural gas, and by leveraging on the independent and flexible platform provided by CNPC (HK) in business management and operation and capital market operation, PetroChina intends to jointly exploit the opportunity with CNPC (HK) in the huge and rapidly growing natural gas end-user market in the PRC, and will promote the development of PetroChina’s upstream and midstream natural gas business while achieving a win-win situation for the two companies by creating an attractive new business growth area in the natural gas end-user market for CNPC (HK).
Any possible co-operation between PetroChina and CNPC (HK) that may be entered into in the future will be subject to compliance by both parties of all applicable laws and regulations, including the Hong Kong Listing Rules and the Shanghai Listing Rules.

Further announcements will be made by PetroChina and CNPC (HK) as and when appropriate.
•	Other Matters for the Attention of Investors
Pursuant to the applicable laws and regulations, completion of the Acquisition is subject to the approval of the relevant governmental and regulatory authorities or bodies in the PRC.

In addition, completion of the Acquisition is subject to satisfaction of other conditions precedent stipulated in the Sale and Purchase Agreement.
WARNING: As there are conditions precedent to be satisfied before PetroChina, CNPC and HK Subsidiary will proceed with the Acquisition, the issue of this announcement should not be regarded in any way as implying that PetroChina, CNPC and HK Subsidiary will proceed with the Acquisition. Therefore, holders of PetroChina Shares and CNPC (HK) Shares and investors generally should exercise caution when dealing in PetroChina Shares and CNPC (HK) Shares.

1.	SUMMARY OF THE CONNECTED TRANSACTION
(a)	The Acquisition

On 27 August 2008 PetroChina, CNPC and HK Subsidiary entered into the Sale and Purchase Agreement, pursuant to which PetroChina has agreed to purchase or procure the purchase of, and CNPC has agreed to sell (through HK Subsidiary) or procure the sale of, a 100% interest in Sun World indirectly held by CNPC through HK Subsidiary, which directly holds 2,513,917,342 CNPC (HK) Shares, representing approximately 51.89% of the issued share capital of CNPC (HK), in consideration of the payment of HK$7,592,030,373 (approximately US$972,090,957), being the Consideration Amount, in cash.
CNPC (HK) is not a party to the Sale and Purchase Agreement but is issuing this joint announcement pursuant to Rule 13.09 of the Hong Kong Listing Rules, in order to ensure timely and equal disclosure to the shareholders of CNPC (HK) and public investors, of the Acquisition and the information referred to in the section headed “Possible Co-operation between PetroChina and CNPC (HK)”.
(b)	Implications under the Hong Kong Listing Rules and the Shanghai Listing Rules

CNPC is the controlling shareholder of PetroChina and directly holds approximately 86.29% of the issued share capital of PetroChina as of the date of this announcement. CNPC directly holds 100% interest in HK Subsidiary.
Pursuant to Chapter 14A of the Hong Kong Listing Rules and pursuant to the Shanghai Listing Rules, CNPC and HK Subsidiary are connected persons of PetroChina and the Acquisition constitutes a connected transaction for PetroChina under both Hong Kong Listing Rules and Shanghai Listing Rules.
Under the Hong Kong Listing Rules, as all of the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5% for PetroChina, PetroChina is only subject to the reporting and announcement requirements, and is exempt from the independent shareholders’ approval requirement.
Under the Shanghai Listing Rules, as the consideration for the Acquisition is below 5% of the latest audited net assets of PetroChina, the Acquisition only needs to be approved by the board of Directors of PetroChina and does not need to be approved at a general meeting of shareholders.

2.	INFORMATION ON CONNECTED PARTIES
(a)	CNPC

CNPC is the vendor in the Acquisition. CNPC is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and a state controlled company.
CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. CNPC holds 86.29% of the issued share capital of PetroChina and holds 100% of the interest in HK Subsidiary.

(b)	HK Subsidiary

As of the date of this announcement, the basic information of HK Subsidiary is as follows:
Place of Incorporation: Hong Kong
Date of Incorporation: 3 December 1997
Authorised Share Capital/Issued Share Capital: HK$1 billion/HK$891,519,941
Registered Office: Room 3907-3910, 39th Floor, 118 Connaught Road West, Hong Kong
Registered Shareholder: CNPC
Scope of Business: the exploration and exploitation of petroleum and natural gas, the manufacturing, processing, import and export of petroleum and natural gas products and equipments

(c)	PetroChina

PetroChina is a joint stock company incorporated on 5 November 1999 under the PRC company law as a result of the restructuring of CNPC. The ADSs, H shares and A shares of PetroChina are listed on the New York Stock Exchange, the Stock Exchange and Shanghai Stock Exchange respectively.
PetroChina is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. PetroChina and its subsidiaries engage in a broad range of petroleum and natural gas related activities including the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

3.	INFORMATION ON THE TARGET
(a)	Sun World

Sun World, which directly holds 2,513,917,342 CNPC (HK) Shares, representing approximately 51.89% of the issued share capital of CNPC (HK), is the target in the

Acquisition and PetroChina proposes to acquire 100% interest in Sun World indirectly held by CNPC through HK Subsidiary. Sun World is a company incorporated in the British Virgin Islands with limited liability. As of the date of this announcement, Sun World does not have any liabilities and the only asset of Sun World is its shares in CNPC (HK). The basic information of Sun World is as follows:
Place of Incorporation: British Virgin Islands
Date of Incorporation: 11 January 1993
Registered Share Capital: US$50,000
Registered Office: Corporate Trust (BVI) Limited Abbott Building, 2nd Floor, PO Box 933 Road Town, Tortola, British Virgin Islands
Registered Shareholder: HK Subsidiary
Scope of Business: various business activities in the Asia-Pacific region, to the extent permitted by the relevant local government
Pursuant to the Sale and Purchase Agreement, CNPC warrants to PetroChina that HK Subsidiary has the right to sell and transfer full legal and beneficial ownership of the share capital of Sun World free from any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above.

(b)	CNPC (HK)

CNPC (HK) is a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange. CNPC (HK) is an investment holding company and the principal businesses of its subsidiaries, joint venture companies and jointly controlled entities are to engage extensively in crude oil and natural gas exploration and production activities in the PRC, Kazakhstan, Oman, Peru, Thailand, Azerbaijan and Indonesia. As of the date of this announcement, the basic information of CNPC (HK) is summarised as follows:
Place of Incorporation: Bermuda
Date of Incorporation: 16 August 1991
Authorised Share Capital/Issued Share Capital: HK$80,000,000/HK$48,449,935
Registered Office: Clarendon House, Church Street, Hamilton HM11, Bermuda
As of 31 December 2007, CNPC (HK) has eleven oil and gas exploration and development projects located in seven different countries including the PRC. The consolidated financial data of CNPC (HK) for the most recent financial year are summarised as follows:

(in thousands of HK$)

As of 31 December 2007
Total Assets	22,727,423

Total Liabilities	2,247,499

Trade and Other Receivables	384,971

Net Assets (including equity attributable to shareholders and minority interest)	20,479,924

Contingent Liabilities		—

	For financial period from 1 January 2007 to 31 December 2007
Operating Income	3,842,723

Gross Profit	1,523,783

Profit Attributable to Shareholders after Taxation	1,367,302

Note: The above audited financial data are extracted from the consolidated financial report prepared by CNPC(HK) in accordance with the Hong Kong Financial Reporting Standards promulgated by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Companies Ordinance of Hong Kong.
The audited net profits before and after taxation of CNPC (HK) for the financial year ended 31 December 2006 amounted to approximately HK$2,777,092,000 and HK$2,026,802,000 respectively. The audited net profits before and after taxation of CNPC (HK) for the financial year ended 31 December 2007 amounted to approximately HK$2,315,443,000 and HK$1,684,897,000 respectively. The diluted earnings per share of CNPC (HK) for the financial year ended 31 December 2007 were HK$0.2788.

4.	MAJOR TERMS OF THE CONNECTED TRANSACTION AND DETERMINATION OF PURCHASE PRICE
Major terms of the Sale and Purchase Agreement are summarised as follows:
(a)	Date

The date of the Sale and Purchase Agreement is 27 August 2008.

(b)	Parties
Vendor:	CNPC

Share Vendor:	HK Subsidiary

Purchaser:	PetroChina
(c)	Subject Matter
The following diagram sets out a simplified structure chart showing the relevant parties immediately prior to completion of the Acquisition:

For the purpose of the Acquisition, two new overseas entities, New HKCo, a directly wholly owned subsidiary of PetroChina, and New BVICo, a directly wholly owned subsidiary of New HKCo, will be established. Pursuant to the Sale and Purchase Agreement, upon Completion, CNPC shall procure HK Subsidiary to transfer its 100% interest in Sun World to PetroChina or its nominee, which is expected to be New BVICo.
Upon completion of the Acquisition, PetroChina will indirectly hold 51.89% of CNPC (HK)’s total issued share capital through its nominee. The following diagram sets out a simplified group structure chart showing the relevant parties immediately following the completion of the Acquisition:
(d)	Consideration
Pursuant to the Sale and Purchase Agreement, the Consideration Amount is payable by PetroChina to CNPC in cash on the Completion Date as consideration for the Acquisition. The consideration is funded by PetroChina’s internal resources.

The transaction was reached through arm’s length negotiations, on normal commercial terms and in the ordinary and usual course of business of PetroChina. The Consideration Amount was determined at HK$3.02 per CNPC (HK) Share, which was the closing price on the Price Determination Date.
(e)	Conditions Precedent

Completion of the Acquisition is subject to satisfaction of the following conditions:
(1)	all necessary consents, approvals and notifications having been obtained or made from or to relevant third parties and/or governmental and regulatory authorities or bodies in the PRC and any other relevant jurisdiction in respect of the Acquisition and such authorisations remaining in full force and effect without modification;

(2)	the warranties made by CNPC being true and accurate in all material respects when made, and being true and accurate in all material respects on and as of the Completion Date; and

(3)	no material adverse change in Sun World and its subsidiaries’ business, operations, financial condition or prospects having occurred since the date of signing of the Sale and Purchase Agreement and until the Completion Date.
Pursuant to the Sale and Purchase Agreement, each of PetroChina and CNPC shall use its respective reasonable endeavours to procure satisfaction of the above conditions precedent as soon as reasonably practicable and in any event on or before 31 December 2008. If any of the conditions precedent has not been fulfilled or waived on or before 31 December 2008, or such other date as PetroChina and CNPC may agree, PetroChina shall be entitled to terminate the Sale and Purchase Agreement by giving notice to the other parties to the Sale and Purchase Agreement in writing.
(f)	Governing Law

The Sale and Purchase Agreement shall be governed by and construed in accordance with Hong Kong law.

5.	REASONS FOR AND BENEFITS OF THE ACQUISITION

PetroChina has long been committed to achieving the strategic goals of establishing, standardising, and perfecting its corporate governance practices, and promoting the development of its core oil and gas business. After the Acquisition, PetroChina will become a controlling holding company of CNPC (HK), further reducing its potential competition with CNPC.
As the PRC’s largest enterprise in the production, transportation and sales of natural gas, PetroChina has long been committed to nurturing and developing the natural gas market in the PRC. After the Acquisition, PetroChina will explore with CNPC (HK) potential opportunities to jointly develop city gas, vehicle fuel gas and other natural gas businesses in end-user markets. By combining PetroChina’s advantage in the resources and supply of natural gas, and by leveraging on the independent and flexible platform provided by CNPC (HK) in business management and operation and capital market operation, PetroChina intends to jointly exploit the opportunity with CNPC (HK) in the huge and rapidly growing natural gas end-user market in the PRC, and will promote the development of PetroChina’s upstream and midstream natural gas business while achieving a win-win situation for the two companies by creating an attractive new business growth area in the natural gas end-user market for CNPC (HK).

In light of the reasons stated above, the Directors (including the independent non-executive directors of PetroChina) believe that the terms of the Acquisition as contemplated in the Sale and Purchase Agreement are fair and reasonable and in the interests of PetroChina’s shareholders as a whole.
6.	CONNECTED TRANSACTIONS AFTER COMPLETION OF THE ACQUISITION

Prior to the Acquisition, certain oil production sharing contracts between PetroChina and CNPC (HK) constitute continuing connected transactions pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules. These contracts include the Blocks 9-1 to 9-5 of the Xinjiang Karamay Oilfield Petroleum Contract dated 1 July 1996 and the Leng Jiapu Area Petroleum Contract dated 30 December 1997. A summary of the major terms and conditions of these oil production sharing contracts is contained in the section headed “Connected Transactions” in the 2007 Annual Report of PetroChina.
Upon completion of the Acquisition, PetroChina will become a controlling holding company of CNPC (HK). For PetroChina, the above mentioned transactions will no longer constitute connected transactions between PetroChina and CNPC (HK) under the Hong Kong Listing Rules and the Shanghai Listing Rules. However, the current transactions between CNPC (HK) and the connected persons of PetroChina may constitute continuing connected transactions between PetroChina and such connected persons, and PetroChina may be subject to the reporting, announcement and/or independent shareholders’ approval requirements under the Hong Kong Listing Rules and the Shanghai Listing Rules.
Upon completion of the Acquisition, the above mentioned transactions will still constitute connected transactions for CNPC (HK) pursuant to the Hong Kong Listing Rules and CNPC (HK) may be subject to the reporting, announcement and/or independent shareholders’ approval requirements.
7.	POSSIBLE CO-OPERATION BETWEEN PETROCHINA AND CNPC (HK)

Upon completion of the Acquisition, CNPC (HK) will continue to engage in its current oil and gas exploration and development business, and will exploit the new business growth opportunities in city gas, vehicle fuel gas and related businesses with the support of PetroChina. Natural gas as a clean and efficient source of energy has drawn increasing attention and interest from the PRC government and enterprises and has become one of the most rapidly growing sectors in the PRC energy industry. PetroChina, as the PRC’s largest enterprise in the production, transportation and sales of natural gas, has long been committed to nurturing and developing the natural gas market in the PRC. Following the completion of the construction of the Second West-East Gas Pipeline and other long distance gas pipelines, a series of diverse major gas resources of PetroChina located in northern China and western China, including Sulige, Tarim, Sichuan, Central Asia and other overseas areas will further integrate with the important consumer markets in central China, eastern China, southern China and other areas, and will catalyse the rapid growth in natural gas downstream end-user markets.
The board of Directors believe that by leveraging on PetroChina’s advantage in the resources and supply in the PRC natural gas market, the co-operation between PetroChina and CNPC (HK) in city gas, vehicle fuel gas and other related businesses will further promote the development of PetroChina’s upstream and midstream natural gas businesses and create an attractive new business growth area for CNPC (HK) in natural gas downstream end-user markets.
As of the date of this announcement, no binding agreement has been entered into between PetroChina and CNPC (HK) in respect of any such possible co-operation. Any possible co-operation between PetroChina and CNPC (HK) that may be entered into in the future will be subject to compliance by both parties of all applicable laws and regulations, including the Hong Kong Listing Rules and the Shanghai Listing Rules.
Further announcements will be made by PetroChina and CNPC (HK) as and when appropriate.
8.	BOARD OF DIRECTORS APPROVAL AND THE INDEPENDENT NON-EXECUTIVE DIRECTORS’ OPINION

A meeting of the board of Directors of PetroChina was held on each of 26 and 27 August 2008. 14 directors attended the board meeting, 3 of which attended through their authorized representatives. The Connected Directors, namely Mr. Jiang Jiemin, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Li Xinhua, Mr. Liao Yongyuan and Mr. Wang Guoliang, abstained from voting at the board meeting. The directors who had the right to vote, including the independent non-executive directors, reviewed the proposed resolution and voted unanimously in favour of the resolution approving the Acquisition. The number of directors who participated in the voting constituted a quorum. The convening of and the voting at the meeting were legal and valid.
The independent non-executive directors of PetroChina consider that the above-mentioned connected transaction was entered into during the normal and ordinary course of business of PetroChina, in compliance with all the procedures prescribed in the relevant application laws and regulations and the Articles of Association, and on normal commercial terms, and the connected transaction is fair and reasonable and in the interests of PetroChina and its shareholders as a whole.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at PetroChina’s legal address, which is at World Tower, 16 Andelu, Dongcheng District, Beijing, PRC, and its Hong Kong representative office which is at Suite 3606, Tower 2, Lippo Centre, 89 Queensway, Hong Kong:
(1)	the resolution of the meetings of the board of Directors in relation to the Acquisition;

(2)	the independent non-executive directors’ opinion;

(3)	the Sale and Purchase Agreement; and

(4)	each of the 2007 annual reports of PetroChina and CNPC (HK).
10.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“Acquisition”	the acquisition of a 100% interest in Sun World, which holds 2,513,917,342 CNPC (HK) Shares, representing approximately 51.89% of the issued share capital of CNPC (HK), by PetroChina as contemplated in the Sale and Purchase Agreement

“ADSs”	American Depositary Shares

“Articles of Association”	the articles of association of PetroChina

“CNPC”	China National Petroleum Corporation, a state-owned

enterprise incorporated under the laws of the PRC, and being the controlling shareholder of PetroChina and CNPC (HK)

“CNPC (HK)”	CNPC (Hong Kong) Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange

“CNPC (HK) Shares”	ordinary shares of HK$0.01 each in the share capital of CNPC (HK)

“Completion Date”	the date on which completion of the Acquisition takes place in accordance with the provisions of the Sale and Purchase Agreement

“Connected Directors”	has the meaning ascribed to it in the Shanghai Listing Rules

“connected person”	has the meaning ascribed to it in the Hong Kong Listing Rules or the Shanghai Listing Rules (as the case may be)

“Consideration Amount”	HK$7,592,030,373, approximately US$972,090,957

“Directors”	the directors of PetroChina

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HK Subsidiary”	China Petroleum Hongkong (Holding) Limited, a company incorporated in Hong Kong with limited liability, which is a directly wholly owned subsidiary of CNPC

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange

“New BVICo”	a company that is expected to be incorporated for the purpose of the Acquisition in the British Virgin Islands with limited liability, which will be a directly wholly owned subsidiary of New HKCo

“New HKCo”	a company that is expected to be incorporated for the purpose of the Acquisition in Hong Kong with limited liability, which will be a directly wholly owned subsidiary of PetroChina and will hold 100% interest in New BVICo

“PetroChina”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the laws of the PRC, and listed on the Shanghai Stock Exchange and the Stock Exchange with ADSs listed on the New York Stock Exchange

“PetroChina Shares”	ordinary shares of RMB1.00 each in the share capital of PetroChina

“PRC”	the People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Price Determination Date”	26 August 2008

“Sale and Purchase Agreement”	the sale and purchase agreement dated 27 August 2008 entered into between PetroChina, CNPC and HK Subsidiary in respect of the Acquisition

“Shanghai Listing Rules”	the Rules of Shanghai Stock Exchange for the Listing of Stocks

“State Council”	the State Council of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Sun World”	Sun World Limited, a company incorporated in the British Virgin Islands with limited liability, which is a directly wholly own subsidiary of HK Subsidiary and holds 2,513,917,342 CNPC (HK) Shares, representing approximately 51.89% of the issued share capital of CNPC (HK)

“US$”	United States dollars, the lawful currency of the United States of America
This announcement contains translations between United State dollar and Hong Kong dollar amounts at US$1.00=HK$7.81, being the exchange rate prevailing on 26 August 2008. The translations should not be taken as a representation that the Hong Kong dollars could actually be converted into United State dollar at such rates or at all.

By order of the board of CNPC (Hong Kong) Limited Lau Hak Woon Company Secretary	By order of the board of PetroChina Company Limited Li Huaiqi Company Secretary

Hong Kong, 27 August 2008
As at the date of this announcement, the board of directors of PetroChina Company Limited comprises Mr. Jiang Jiemin as the Chairman; Mr. Zhou Jiping (Vice Chairman) and Mr. Liao Yongyuan as executive directors; Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Wang Fucheng, Mr. Li Xinhua, Mr. Wang Guoliang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru, Mr. Franco Bernabè, Mr. Li Yongwu and Mr. Cui Junhui as independent non-executive directors.
As at the date of this announcement, the board of directors of CNPC (Hong Kong) Limited comprises Mr. Li Hualin as the Chairman and Mr. Zhang Bowen as the chief executive officer, Mr. Wang Mingcai and Mr. Cheng Cheng as executive directors, Dr Lau Wah Sum, Mr. Li Kwok Sing Aubrey and Dr Liu Xiao Feng as independent non-executive directors.